EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (i) on Form S-8 (No. 333-135440) pertaining to the Consolidated Communications, Inc. 401(k) Plan and Consolidated Communications 401(k) Plan for Texas Bargaining Associates, (ii) on Form S-8 (No. 333-128934) pertaining to the Consolidated Communications Holdings, Inc. 2005 Long-Term Incentive Plan and (iii) on Form S-8 (No. 333-166757) pertaining to the Consolidated Communications, Inc. 2005 Long-Term Incentive Plan of our reports dated March 5, 2012, with respect to the consolidated financial statements and schedule of Consolidated Communications Holdings, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Consolidated Communications Holdings, Inc. and subsidiaries included in the Annual Report (Form 10-K) for the year ended December 31, 2011.

/s/ Ernst & Young LLP

St. Louis, Missouri
March 5, 2012